

Mailstop 3233

September 9, 2016

Via E-mail
Mr. Brian Dickman
Executive Vice President and Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, New York 10017

      Re: Seritage Growth Properties
                Form 10-K for the fiscal year ended December 31, 2015
                Filed March 11, 2016
                File No. 001-37420

Dear Mr. Dickman:

We have reviewed your August 18, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2016 letter.

Form 10-K filed on March 11, 2016

Item 8. Financial statements and supplemental data, page 51

Notes to consolidated financial statements, page F-7

Note 7 – Mortgage loans payable, page F-18

1.   We note your response to our prior comment 4. Based on your response it appears that your debt is interest only with principal only payable at maturity in July 2019. However, in your disclosure you state that principal and interest under the Mortgage Loans is due and payable on the payment dates and will mature in July 2019. Please reconcile the apparent discrepancy for us and revise your disclosure in future filings as necessary.

Item 15. Exhibits and Financial Statement Schedules, page 54

2.   We note your response to comment 6. We also note that the side letter is referenced numerous times in Exhibit 10.3, Master Lease, and appears to impact certain of the terms contained in Exhibit 10.3, including terms relating to rent adjustments and environmental remediation and liability. The side letter appears to be important in understanding the terms of Exhibit 10.3; thus, please file the side letter as an exhibit.

Form 8-K 2.02 filed on May 6, 2016

Exhibit 99.1

Operational highlights

3.   We note your response to our prior comment 8. In your response you indicate that you are unable to provide a forward looking measure in accordance with GAAP in part because of the uncertainty regarding the timing and amounts of lease modifications. Please explain to us why this uncertainty does not also impact your ability to present forward looking NOI.

        You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough at 202-551-8625 or Thomas Kluck at 202-551-3233 with any other questions.

                                Sincerely,

                                /s/ Robert F. Telewicz, Jr.

                                Robert F. Telewicz, Jr.
                                Branch Chief
                                Office of Real Estate and
                                Commodities